Exhibit 99.3

RETURN ON ASSETS, DIVIDEND PAYOUTS, AND EQUITY TO ASSETS RATIOS1,2
	For the three months ended	For the year ended
	January 31, 2013	October 31, 2012
Return on Assets – reported3	0.83%	0.79%
Return on Assets – adjusted4	0.89%	0.87%
Dividend Payout Ratio – reported5	41.2%	42.4%
Dividend Payout Ratio – adjusted6	38.3%	38.7%
Equity to Asset Ratio7	6.0%	5.9%
1	Calculated pursuant to the U.S. Securities and Exchange Commission Industry Guide 3.
2
The Bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e. reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall Bank performance. See the “How We Performed” section in the Bank’s First Quarter 2013 MD&A (www.td.com/investor) for further explanation, reported basis results, a list of the items of note, and a reconciliation of non-GAAP measures.

3	Calculated as Reported net income available to common shareholders and non-controlling interests (NCI) in subsidiaries divided by average total assets.
4	Calculated as Adjusted net income available to common shareholders and NCI in subsidiaries divided by average total assets.
5	Calculated as dividends declared per common share divided by reported basic earnings per share.
6	Calculated as dividends declared per common share divided by adjusted basic earnings per share.
7	Calculated as average total equity (including NCI in subsidiaries) divided by average total assets.